

07008809

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48239

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/2006 (MM/DD/YY) AND ENDING 10/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LARSONALLEN FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 SOUTH SIXTH ST SUITE 300
(No. and Street)

MINNEAPOLIS (City) MINNESOTA (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHARLES L BETZ 612-376-4654
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOYUM AND BARENSCHEER, PLLP
(Name – *if individual, state last, first, middle name*)

7800 METRO PARKWAY SUITE 200 MINNEAPOLIS MN 55425
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, CHARLES C BETZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LARSONALLEN FINANCIAL, LLC, as of OCTOBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

MARY E. MARQUARDT
Notary Public-Minnesota
My Commission Expires Jan 31, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LARSONALLEN FINANCIAL, LLC
TABLE OF CONTENTS
OCTOBER 31, 2007 and 2006


Boyum & Barenscheer PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

INDEPENDENT AUDITOR'S REPORT

Board of Governors
LarsonAllen Financial, LLC
Minneapolis, Minnesota

We have audited the accompanying balance sheets of LarsonAllen Financial, LLC as of October 31, 2007 and 2006, and the related statements of net income, member's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LarsonAllen Financial, LLC as of October 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule of net capital as of October 31, 2007, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boyum & Barenscheer PLLP

Minneapolis, Minnesota
December 19, 2007

7800 Metro Parkway, Suite 200, Minneapolis, MN 55425 952-854-4244 Fax 952-854-0832

LARSONALLEN FINANCIAL, LLC
BALANCE SHEETS
OCTOBER 31, 2007 and 2006

	2007	2006
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	$ 1,519,562	$ 1,729,566
Accounts Receivable and Work-in-Process, Net	217,434	309,698
Contract Receivable - Current portion	-	25,000
Other Current Assets	24,421	21,427
Total Current Assets	$ 1,761,417	$ 2,085,691
PROPERTY AND EQUIPMENT (AT COST)		
Equipment and Software	$ 240,819	$ 341,451
Accumulated Depreciation and Amortization	(153,014)	(236,623)
Net Property and Equipment	$ 87,805	$ 104,828
Total Assets	$ 1,849,222	$ 2,190,519
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accounts Payable	$ 6,065	$ 15,286
Accrued Payroll & Related Benefits	159,157	171,662
Payable to Member	51,915	124,991
Deferred revenue and other accrued expenses	766,789	611,572
Total Current Liabilities	$ 983,926	$ 923,511
MEMBER'S EQUITY		
Capital	$ 25,000	$ 25,000
Retained Earnings	840,296	1,242,008
Total Member's Equity	$ 865,296	$ 1,267,008
Total Liabilities and Member's Equity	$ 1,849,222	$ 2,190,519

See accompanying notes to financial statements.

LARSONALLEN FINANCIAL, LLC
STATEMENTS OF NET INCOME
FOR THE YEARS ENDED OCTOBER 31, 2007 and 2006

	2007	2006
REVENUE	$ 7,146,725	$ 5,884,199
EXPENSES		
Operating and Service Charge frorn Member	$ 271,503	$ 192,472
Payroll & Related Costs	2,778,299	2,510,063
Other Administrative Costs	1,144,383	1,066,230
Depreciation & Amortization	31,034	45,148
Total Expenses	$ 4,225,219	$ 3,813,913
INCOME-OPERATIONS	$ 2,921,506	$ 2,070,286
OTHER INCOME AND EXPENSE		
Interest Income	76,782	-
NET INCOME	$ 2,998,288	$ 2,070,286

See accompanying notes to financial statements.

LARSONALLEN FINANCIAL, LLC
STATEMENTS OF MEMBER'S EQUITY
FOR THE YEARS ENDED OCTOBER 31, 2007 and 2006

	CAPITAL	RETAINED EARNINGS	MEMBER'S EQUITY
Balance at October 31, 2005	$ 25,000	$ 1,171,722	$ 1,196,722
Net Income	-	2,070,286	2,070,286
Member's Distributions	-	(2,000,000)	(2,000,000)
Balance at October 31, 2006	$ 25,000	$ 1,242,008	$ 1,267,008
Net Income	-	2,998,288	2,998,288
Member's Distributions	-	(3,400,000)	(3,400,000)
Balance at October 31, 2007	$ 25,000	$ 840,296	$ 865,296

See accompanying notes to financial statements.

LARSONALLEN FINANCIAL, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED OCTOBER 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash Receipts from Customers	$ 7,394,206	$ 6,644,573
Cash Paid to Employees & Suppliers	(4,265,387)	(3,672,075)
Net Cash Provided by Operating Activities	$ 3,128,819	$ 2,972,498
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from Sale of Equipment	$ 237	$ -
Interest Income Received	76,782	-
Purchases of Equipment	(15,842)	(74,230)
Net Cash Provided (Used) by Investing Activities	$ 61,177	$ (74,230)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's Distributions	$ (3,400,000)	$ (2,000,000)
Net Cash Used by Financing Activities	$ (3,400,000)	$ (2,000,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	$ (210,004)	$ 898,268
Cash and Cash Equivalents - Beginning of Period	1,729,566	831,298
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 1,519,562	$ 1,729,566
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Net Income -Continuing Operations	$ 2,921,506	$ 2,070,286
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation & Amortization	31,034	45,148
(Gain) Loss on Disposition of Assets	1,594	-
(Increase) Decrease in Receivables and Work in Process	92,264	206,300
(Increase) Decrease in Contract Receivable	25,000	62,500
(Increase) Decrease in Other Current Asset	(2,994)	30,262
Increase (Decrease) in Accounts Payable	(9,221)	(18,573)
Increase (Decrease) in Accrued Payroll & Related Benefits	(12,505)	104,858
Increase (Decrease) in Payable to Member	(73,076)	(82,357)
Increase (Decrease) in Deferred Revenue and Other Accrued Expenses	155,217	554,074
Net Cash Provided by Operating Activities	$ 3,128,819	$ 2,972,498

See accompanying notes to financial statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

LarsonAllen Financial, LLC (the Company), a Minnesota limited liability company, was organized on February 15, 1995 for the purpose of registering with the Securities and Exchange Commission (SEC) and joining the Financial Industry Regulatory Authority, Inc. (FINRA), formerly National Association of Securities Dealers (NASD) as a broker/dealer. The Company is wholly owned by LarsonAllen LLP. The Company is engaged in investment advisory, financial and estate planning, and other financial services primarily in the Midwest.

Effective October 27, 1995, the Company registered with FINRA as a broker/dealer.

Revenue Recognition

Revenues from consulting and asset management services are recognized in the period the service is provided. Work in process represents unbilled amounts for services performed. Deferred revenue represents amounts collected in excess of services performed to date.

Cash and Cash Equivalents

Cash and cash equivalents consist principally of money market instruments having an original maturity of three months or less and bank accounts. At times such deposits may exceed federally insured limits.

Accounts Receivable

Accounts receivable from customers relate to services provided. In accordance with industry practice, accounts receivable include amounts that were unbilled (work in process) at the balance sheet date. The Company does not customarily require collateral for providing such services. Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to valuation allowance based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Changes in the valuation allowance have not been material to the financial statements. The allowance for doubtful accounts and work in process at October 31, 2007 and 2006 was $22,000 and $10,000, respectively.

Depreciation

Property and equipment are depreciated over their estimated useful lives by use of the straight-line method.

Description of Useful Lives

The estimated useful lives of the property and equipment are as follows:

Equipment	3-10 Years
Software	3 Years

Income Taxes

A limited liability company is not a taxpaying entity for federal and state income tax purposes, thus no income tax expense has been recorded in the accompanying financial statements. Income from the company is taxed at the member level.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 PROFIT SHARING PLAN

The company participates in the LarsonAllen LLP Profit Sharing Plan and Trust. The plan is a defined contribution profit sharing plan established to provide retirement benefits to employees and principals who have met certain participation requirements. Each year the Company may, at the discretion of the Board of Directors, contribute to the plan a basic contribution and an integrated contribution. Participants may elect to make contributions through earnings reduction up to the annual deferral limit allowed under the Internal Revenue Code. The Company contributed $106,112 and $121,720 for the years ended October 31, 2007 and 2006, respectively.

NOTE 3 RELATED PARTY DISCLOSURES AND DISCONTINUED OPERATIONS

The Company has an agreement with the member for the provision of services including occupancy and other expenses at a predetermined rate. For the years ended October 31, 2007 and 2006, charges for these services and operating expenses (net of service income of $119,273 and $128,454 for 2007 and 2006, respectively) were $597,230 and $429,268, respectively. In addition, the Company had outstanding advances of $51,915 and $124,991 from its sole member as of October 31, 2007 and 2006, respectively.

NOTE 4 NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At October 31, 2007, the Company had net capital of $535,636 as defined by Rule 15c3-1, which was $470,008 in excess of its required net capital of $65,628. The Company had indebtedness at October 31, 2007 in the amount of $983,926.

NOTE 4 NET CAPITAL REQUIREMENT (CONTINUED)

Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Capital Rule, the Company is exempt under the (k)(2)(i) exception. Per Rule 15c-3-3, the following schedule illustrates the differences between the Company's net asset calculation per part IIA of the focus statement and the accompanying audit report.

Net Capital per part IIA 5th Focus	$ 534,868
Adjustments to Ownership Equity	
Decrease in accrued expenses	(768)
Ending Net Capital Per Audit Report	$ 535,636

NOTE 5 OTHER INCOME (EXPENSE)

During the year ended October 31, 2005, the company entered into an agreement relating to the sale of customer lists.

The agreement contained both a fixed and contingent portion. The fixed portion of the contract called for a payment in October 2005 of $25,000. The balance of the fixed portion of the contract was due in three equal payments of $25,000 on April 30, 2006, October 30, 2006, and April 30, 2007. The contingent portion of the agreement called for monthly payments for a period of two years with a maximum of $150,000 for each of the years. The contingent payments are recognized when determinable.

The gain recognized during the years ended October 31, 2007 and 2006 relating to the contingent portion of the agreement was $75,000 and $145,000 respectively.

The balance in contract receivable relating to the fixed and contingent portions of the contract as of October 31, 2006 was as follows:

	October 31, 2006		
	Fixed Contract	Contingent Contract	Total
Current Portion of Contract Receivable	$ 25,000	$ -	$ 25,000
Total	$ 25,000	$ -	$ 25,000

There were no amounts due under the contract as of October 31, 2007.

LARSONALLEN FINANCIAL, LLC
SCHEDULE OF NET CAPITAL
October 31, 2007

OWNERSHIP EQUITY		
Member's Capital	$	25,000
Treasury Stock		-
Additional Paid-In Capital		-
Member Distributions		(3,400,000)
Retained Earnings		1,242,008
Net Profit/Loss		2,998,288
Total Ownership Equity	$	865,296
NON-ALLOWABLE ASSETS		
Current Assets:		
Accounts Receivable and Work in Process, Net	$	217,434
Other Assets		24,421
Long-Term Assets:		
Property and Equipment (Net)		87,805
Total Non-Allowables	$	329,660
Tentative Net Capital	$	535,636
HAIRCUTS ON PROPRIETARY POSITIONS		
Investments at 100% Haircut	$	-
Inventory Long at 15% Haircut		-
Investments Long at 15% Haircut		-
Inventory Short at 15% Haircut		-
Total Haircuts	$	-
Net Capital	$	535,636
AGGREGATE INDEBTEDNESS		
Accounts Payable	$	6,065
Accrued Payroll & Related Benefits		159,157
Deferred Revenue and Other		818,704
Total	$	983,926
REQUIRED NET CAPITAL		
NASD Required N.C. (6.67% Aggr. Ind.) OR $5000 whichever is Greater	$	65,628
SEC Early Warning Requirement (120% Required N.C.)		78,753
Required Net Capital	$	65,628
EXCESS NET CAPITAL		
Net Capital	$	535,636
Required Net Capital		65,628
Excess Net Capital	$	470,008
AGGREGATE INDEBTEDNESS/NET CAPITAL RATIO		
Aggregate Indebtedness	$	983,926
Net Capital	$	535,636
Ratio		1.84 to 1


Boyum & Barenscheer PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

Board of Governors
LarsonAllen Financial, LLC
Minneapolis, Minnesota

In planning and performing our audit, we considered LarsonAllen Financial, LLC's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of LarsonAllen Financial, LLC's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control over financial reporting.

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by LarsonAllen Financial, LLC that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of the internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7800 Metro Parkway, Suite 200, Minneapolis, MN 55425 952-854-4244 Fax 952-854-0832

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control over financial reporting was for the limited purpose described in the first paragraph of this section and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control over financial reporting that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boyum Barenscheer PLLP

Minneapolis, Minnesota
December 19, 2007


END


Boyum & Barenscheer PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS